================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                _______________

                                   FORM 11-K
                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

(Mark One:)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                 For the fiscal year ended December 31, 1998

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                        Commission file number 0-27612


A. Full title of the plan and the address of plan, if different from that of the issuer named below:

         DATA PROCESSING RESOURCES CORPORATION RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     DATA PROCESSING RESOURCES CORPORATION
                          18301 Von Karman, Suite 600
                            Irvine, California 92612

                             REQUIRED INFORMATION


Financial Statements:
--------------------

     4. Financial Statements and Schedules prepared in accordance with the financial reporting requirements of ERISA.



Exhibits:
--------

    23.1  Consent of Deloitte & Touche LLP

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Data Processing Resources Corporation Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of Irvine, State of California, on the 29th day of June, 1999.


                                        Data Processing Resources Corporation
                                        Retirement Savings Plan


                                        BY: /s/ James A. Adams
                                           -----------------------------------
                                            James A. Adams
                                            Member of Administrative Committee
                                            of the Retirement Savings Plan

DATA PROCESSING RESOURCES CORPORATION
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                   Page
INDEPENDENT AUDITORS' REPORT                                                          1

FINANCIAL STATEMENTS:
Statements of net assets available for benefits
 as of December 31, 1998 and 1997                                                     3
Statement of changes in net assets available for benefits
 for the year ended December 31, 1998                                                 4
Statement of changes in net assets available for benefits
 for the year ended December 31, 1997                                                 6
Notes to financial statements
 for the years ended December 31, 1998 and 1997                                       8

SUPPLEMENTAL SCHEDULES:
Line 27a - Schedule of assets held for investment purposes
 as of December 31, 1998                                                             15
Line 27d - Schedule of reportable series of transactions
 for the year ended December 31, 1998                                                16
Line 27f - Schedule of nonexempt transactions
 for the year ended December 31, 1998                                                17

Schedules other than those listed above are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


To the Data Processing Resources Corporation
 Retirement Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the Data Processing Resources Corporation Retirement Savings Plan (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above represent fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules: (1) Line 27a - Schedule of assets held for investment purposes as of December 31, 1998, (2) Line 27d - Schedule of reportable transactions for the year ended December 31, 1998, and (3) Line 27f - Schedule of nonexempt transactions for the year ended December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information, by fund, in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information, by fund, have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP

June 25, 1999

DATA PROCESSING RESOURCES CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                                                 1998                1997
ASSETS:
Investments (Note 3):
  Guaranteed Income Fund at contract value                                      $ 2,639,685         $   999,373
  Pooled separate accounts at fair value                                         17,586,599           7,618,595
  DPRC common stock at fair value                                                   456,890              84,863
  Cash transaction account (Note 1)                                                  23,005           2,922,568
  Participant loans receivable                                                      370,863             165,510
                                                                                -----------         -----------

    Total investments                                                            21,077,042          11,790,909

  Participant contributions receivable                                              359,944             152,791
                                                                                -----------         -----------

      Total assets                                                               21,436,986          11,943,700

LIABILITIES - Excess contributions payable to participants                             (118)            (66,963)
                                                                                -----------         -----------

NET ASSETS AVAILABLE FOR BENEFITS                                               $21,436,868         $11,876,737
                                                                                ===========         ===========

DATA PROCESSING RESOURCES CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                      Supplemental information by fund
                                     -----------------------------------------------------------------------------------------------
                                                                                CIGNA                                     Fidelity
                                       CIGNA                      INVESCO       Stock                                     Advisor
                                     Guaranteed      CIGNA      Industrial      Market         AIM                         Growth
                                       Income       Lifetime      Income        Index        Charter        Janus      Opportunities
                                        Fund         Funds        Account      Account       Account       Account        Account
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  beginning of year                  $  999,373    $  952,881   $  449,779   $  570,045    $  674,561    $  402,080     $  605,070

Participant contributions
  and rollovers                         604,415       636,991      220,592      725,594       408,234       383,075        675,107
Net appreciation
  (depreciation) in fair value
  of investments                                      190,699       75,414      345,385       342,969       279,962        392,940
Interest income                         121,716           713          636        2,278         2,749         1,697          2,495
Participant loan repayments
  (including loans transferred in)       17,838         3,135        3,768        5,988        14,203         4,890         14,163
Benefits paid to participants          (351,924)     (148,683)     (52,627)    (204,839)     (227,248)      (74,414)      (247,213)
Participant loan withdrawals            (32,735)      (10,298)     (28,899)     (28,451)      (30,450)      (10,029)       (64,046)
Decrease in excess contributions
  payable to participants
Administrative and
  other expenses                        (45,644)        3,040        3,729        4,842         1,784           (55)        17,739
Transfers between funds                 703,194       137,286      (85,083)     507,771       260,406       345,295         61,339
Transfer of Leardata assets
  from Merrill Lynch to
  CIGNA                                 564,696        32,513                      (199)      402,501           (92)       824,594
Transfer of Computec assets
  from Principal to CIGNA                58,756        25,380                   109,058                      45,868
                                     ----------    ----------   ----------   ----------    ----------    ----------     ----------

Net increase (decrease)               1,640,312       870,776      137,530    1,467,427     1,175,148       976,197      1,677,118
                                     ----------    ----------   ----------   ----------    ----------    ----------     ----------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  end of year                        $2,639,685    $1,823,657   $  587,309   $2,037,472    $1,849,709    $1,378,277     $2,282,188
                                     ==========    ==========   ==========   ==========    ==========    ==========     ==========

                                     -----------------------------------------------------------------------------------------------
                                                                                                            Charter
                                                    American                                                 Large
                                                    Century                                                 Company
                                                   Twentieth                                                 Stock
                                         PBHG       Century           AIM           Janus      Templeton     Growth
                                        Growth       Ultra       Constellation    Worldwide     Foreign      Putnam
                                       Account      Account         Account        Account      Account       Fund
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  beginning of year                  $  791,627    $1,455,856      $1,270,863    $  241,945    $  203,888    $        -

Participant contributions
  and rollovers                         215,786       636,874         296,056       587,936       170,458       116,915
Net appreciation
  (depreciation) in fair value
  of investments                         (8,680)      755,593         204,172       178,152       (41,448)       61,741
Interest income                             212         2,646             824         1,595           230           434
Participant loan repayments
  (including loans transferred in)          172        20,310          11,433        15,573         5,424         6,195
Benefits paid to participants          (111,010)     (319,143)       (156,273)     (120,559)      (62,699)         (251)
Participant loan withdrawals             (5,157)      (30,142)        (25,002)      (13,999)      (11,702)          (50)
Decrease in excess contributions
  payable to participants
Administrative and
  other expenses                            (34)       10,703             598         5,867           (68)           69
Transfers between funds                (279,456)      734,645        (370,451)      531,758       (22,251)      195,664
Transfer of Leardata assets
  from Merrill Lynch to
  CIGNA                                                  (161)                          (55)      117,828           271
Transfer of Computec assets
  from Principal to CIGNA                              54,566                        25,851                     166,514
                                     ----------    ----------      ----------    ----------    ----------    ----------

Net increase (decrease)                (188,167)    1,865,891         (38,643)    1,212,119       155,772       547,502
                                     ----------    ----------      ----------    ----------    ----------    ----------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  end of year                        $  603,460    $3,321,747      $1,232,220    $1,454,064    $  359,660    $  547,502
                                     ==========    ==========      ==========    ==========    ==========    ==========

DATA PROCESSING RESOURCES CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1998 (Continued)

------------------------------------------------------------------------------------------------------------------------------------

                                        Supplemental information by fund
                                -------------------------------------------------
                                    Charter
                                     Small       Charter
                                    Company      Equity
                                     Stock      Income -                                                            Excess
                                     Growth      Warburg     DPRC        Cash       Participant                  contributions
                                   Fiduciary     Pincus     common    transaction     loans      Contributions     payable to
                                      Fund        Fund      stock       account     receivable    receivable      participants
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  beginning of year                  $     -    $     -    $ 84,863   $ 2,922,568    $ 165,510      $152,791        $(66,963)

Participant contributions
  and rollovers                       24,959     25,418     186,431        23,005                    207,153
Net appreciation
  (depreciation) in fair value
  of investments                       6,575      1,939      46,306
Interest income                           45        225         172
Participant loan repayments
  (including loans transferred in)       124        953       1,140                   (140,268)
Benefits paid to participants            (73)       (30)    (11,112)
Participant loan withdrawals                                 (2,870)                   293,830
Decrease in excess contributions
  payable to participants                                                                                             66,845
Administrative and
  other expenses                                     26      (1,318)
Transfers between funds               33,731     15,442     153,278    (2,922,568)
Transfer of Leardata assets
  from Merrill Lynch to
  CIGNA                                                                                 51,791
Transfer of Computec assets
  from Principal to CIGNA
                                     -------    -------    --------   -----------  -----------   -----------    ------------

Net increase (decrease)               65,361     43,973     372,027    (2,899,563)     205,353       207,153          66,845
                                     -------    -------    --------   -----------  -----------   -----------    ------------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  end of year                        $65,361    $43,973    $456,890   $    23,005    $ 370,863      $359,944        $   (118)
                                     =======    =======    ========   ===========  ===========   ===========    ============
                                                   Total
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  beginning of year                             $11,876,737

Participant contributions
  and rollovers                                   6,144,999
Net appreciation
  (depreciation) in fair value
  of investments                                  2,831,719
Interest income                                     138,667
Participant loan repayments
  (including loans transferred in)                  (14,959)
Benefits paid to participants                    (2,088,098)
Participant loan withdrawals
Decrease in excess contributions
  payable to participants                            66,845
Administrative and
  other expenses                                      1,278
Transfers between funds
Transfer of Leardata assets
  from Merrill Lynch to
  CIGNA                                           1,993,687
Transfer of Computec assets
  from Principal to CIGNA                           485,993
                                                -----------

Net increase (decrease)                           9,560,131
                                                -----------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  end of year                                   $21,436,868
                                                ===========

DATA PROCESSING RESOURCES CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1997

-----------------------------------------------------------------------------------------------------------------------------------

                                                 Supplemental information by fund
                                   ----------------------------------------------------------------------------------------------

                                                                                               Growth
                                      Guaranteed        Aggressive                              and        Money      Profile
                                      Certificate         Growth        Bond       Growth      Income      Market      Series
                                         Fund              Fund         Fund        Fund        Fund        Fund        Fund
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS,
  beginning of year                 $    105,897        $ 2,573,160   $ 223,304   $ 516,130   $ 709,439   $ 449,024   $ 482,986

Participant contributions and
  rollovers                               11,705            471,554      37,294     138,737     162,944      99,417     225,987
Net appreciation (depreciation) in
  fair value of investments                                 326,272       7,941      92,717     121,505      11,074      73,337
Interest income                            2,551
Participant loan repayments
Benefits paid to participants                              (260,911)     (6,744)    (64,423)    (93,661)    (28,546)    (29,951)
Participant loan withdrawals
Excess contributions payable to
  participants
Administrative and other expenses           (127)            (2,922)       (251)       (798)       (956)       (568)     (1,180)
Transfers between funds                                    (208,299)     (2,702)     50,340      13,585      99,575       2,284
Transfer of assets from
  Great-West to CIGNA                   (120,026)        (2,898,854)   (258,842)   (732,703)   (912,856)   (629,976)   (753,463)
Transfer of AD&D assets from
  Principal to CIGNA
Transfer of PSC assets from
  Manulife to CIGNA
                                    ------------        -----------   ---------   ---------   ---------   ---------   ---------

Net (decrease) increase                 (105,897)        (2,573,160)   (223,304)   (516,130)   (709,439)   (449,024)   (482,986)
                                    ------------        -----------   ---------   ---------   ---------   ---------   ---------

NET ASSETS AVAILABLE FOR
  BENEFITS, end of year             $          -        $         -   $       -   $       -   $       -   $       -   $       -
                                    ============        ===========   =========   =========   =========   =========   =========
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                 CIGNA
                                                                                    INVESCO      Stock
                                                           CIGNA        CIGNA      Industrial    Market
                                        International    Guaranteed    Lifetime      Income      Index       AIM Charter
                                            Fund        Income Fund     Funds        Account    Account        Account
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS,
  beginning of year                      $ 376,832      $        -    $      -     $      -    $      -        $      -

Participant contributions and
  rollovers                                 79,104         156,563     168,290       86,577     212,019         100,150
Net appreciation (depreciation) in
  fair value of investments                 63,423                      20,512       25,133      23,866          14,897
Interest income                                             27,509                       22         154             155
Participant loan repayments                                                              36          50              50
Benefits paid to participants              (18,703)       (119,726)    (48,041)      (9,799)    (10,271)         (6,479)
Participant loan withdrawals                                  (403)                  (1,674)     (5,034)         (6,000)
Excess contributions payable to
  participants
Administrative and other expenses             (438)             (3)                     (22)        (20)            (13)
Transfers between funds                     45,216        (136,710)    (58,128)     (97,052)    121,893           8,947
Transfer of assets from
  Great-West to CIGNA                     (545,434)      1,008,844     753,463      402,897     210,615         509,959
Transfer of AD&D assets from
  Principal to CIGNA
Transfer of PSC assets from
  Manulife to CIGNA                                         63,299     116,785       43,661      16,773          52,895
                                         ---------      ----------    --------     --------    --------        --------

Net (decrease) increase                   (376,832)        999,373     952,881      449,779     570,045         674,561
                                         ---------      ----------    --------     --------    --------        --------

NET ASSETS AVAILABLE FOR
  BENEFITS, end of year                  $       -      $  999,373    $952,881     $449,779    $570,045        $674,561
                                         =========      ==========    ========     ========    ========        ========

DATA PROCESSING RESOURCES CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1997 (Continued)
--------------------------------------------------------------------------------

                                                                                      Supplemental information by fund
                                       ---------------------------------------------------------------------------------------------
                                                                                 American
                                                      Fidelity                   Century
                                                      Advisor                   Twentieth
                                                       Growth         PBHG       Century          AIM          Janus     Templeton
                                        Janus      Opportunities     Growth       Ultra      Constellation   Worldwide    Foreign
                                       Account        Account       Account      Account        Account       Account     Account
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS,
  beginning of year                    $      -      $      -      $       -    $        -    $        -      $      -    $      -

Participant contributions and
  rollovers                              67,346       128,409        125,309       165,814       137,303        96,434      36,469
Net appreciation (depreciation) in
  fair value of investments              13,728        32,591          7,175        14,868        11,227        (4,516)    (12,418)
Interest income                             391            50                          403           404
Participant loan repayments                 443            84                        1,364         1,365
Benefits paid to participants            (4,258)      (13,644)       (64,824)      (65,255)      (36,287)         (319)     (2,161)
Participant loan withdrawals            (27,540)       (4,536)                     (15,270)      (16,295)
Excess contributions payable to
  participants
Administrative and other expenses           (88)          (61)                        (133)         (127)           (2)
Transfers between funds                  (5,750)       45,316       (144,062)       89,899       (25,015)      128,984       9,196
Transfer of assets from
  Great-West to CIGNA                   250,664       271,424        868,002     1,264,111     1,170,124                   142,051
Transfer of AD&D assets from
  Principal to CIGNA
Transfer of PSC assets from
  Manulife to CIGNA                     107,144       145,437             27            55        28,164        21,364      30,751
                                       --------      --------      ---------    ----------    ----------      --------    --------

Net (decrease) increase                 402,080       605,070        791,627     1,455,856     1,270,863       241,945     203,888
                                       --------      --------      ---------    ----------    ----------      --------    --------

NET ASSETS AVAILABLE FOR
  BENEFITS, end of year                $402,080      $605,070      $ 791,627    $1,455,856    $1,270,863      $241,945    $203,888
                                       ========      ========      =========    ==========    ==========      ========    ========


                                       -------------------------
                                                                                                    Excess
                                         DPRC        Cash      Participant                      contributions
                                        Common    transaction     loans        Contributions      payable to
                                         Stock      account     receivable      receivable       participants       Total
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS,
  beginning of year                    $      -    $        -    $      -         $ 51,720         $      -      $ 5,488,492

Participant contributions and
  rollovers                              22,681        17,958                      101,071                         2,849,135
Net appreciation (depreciation) in
  fair value of investments                 (15)                                                                     843,317
Interest income                                                                                                       31,639
Participant loan repayments                                        (3,392)
Benefits paid to participants                                                                                       (884,003)
Participant loan withdrawals                                       76,752
Excess contributions payable to
  participants                                                                                      (66,963)         (66,963)
Administrative and other expenses          (286)                                                                      (7,995)
Transfers between funds                  62,483
Transfer of assets from
  Great-West to CIGNA
Transfer of AD&D assets from
  Principal to CIGNA                                2,904,610                                                      2,904,610
Transfer of PSC assets from
  Manulife to CIGNA                                                92,150                                            718,505
                                       --------    ----------    --------         --------         --------      -----------

Net (decrease) increase                  84,863     2,922,568     165,510          101,071          (66,963)       6,388,245
                                       --------    ----------    --------         --------         --------      -----------

NET ASSETS AVAILABLE FOR
  BENEFITS, end of year                $ 84,863    $2,922,568    $165,510         $152,791         $(66,963)     $11,876,737
                                       ========    ==========    ========         ========         ========      ===========

DATA PROCESSING RESOURCES CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


1.  DESCRIPTION OF PLAN

    The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    General - Effective March 1, 1990, Data Processing Resources Corporation (the Company, DPRC, or Plan Sponsor) adopted the Data Processing Resources Corporation Retirement Savings Plan (the Plan). The Plan is a defined-contribution plan designed to qualify under Internal Revenue Code (the Code)
    Section 401(k). The Plan covers all full-time employees of the Company who have completed a minimum of 30 days of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    Effective July 1, 1997, the Plan changed the custodian from Great-West Life and Annuity Insurance Company (Great-West) to Connecticut General Life Insurance Company (CIGNA). Concurrent with the change in custodian, Plan investments were sold and the proceeds were transferred to CIGNA funds with similar investment objectives as the previous funds at Great-West.

    The cash transaction account contains assets received by the Plan, but not yet allocated to individual CIGNA funds.

    During the year ended December 31, 1996, the Plan Sponsor acquired two entities: the Applications Design and Development division of ADD Consulting, Inc. (AD&D) and Professional Software Consultants, Inc. (PSC). During September 1997, the net assets of the PSC 401(k) Profit Sharing Plan, a defined contribution plan, were transferred from the Manufacturers Life Insurance Company to CIGNA funds. During December 1997, the net assets of the AD&D defined contribution plan were transferred from the Principal Mutual Life Insurance Company (Principal) to CIGNA. As of December 31, 1997, these assets had been received by the Plan but had not yet been allocated to individual CIGNA funds. Accordingly, these assets have been recorded in the cash transaction account in the financial statements for the year ended December 31, 1997.

    During the year ended December 31, 1997, the Plan Sponsor acquired three entities: LEARDATA Info-Services, Inc. (Leardata), Computec International Strategic Resources, Inc. (Computec), and SelecTech, Inc. (SelecTech). The net assets of the Leardata and Computec defined contribution plans were transferred to CIGNA funds from Merrill Lynch & Co., Inc. (Merrill Lynch) and the Principal Financial Group (Principal) in April and November 1998, respectively. SelecTech employees did not participate in a defined contribution plan prior to the acquisition by the Plan Sponsor. For all transfers of assets to the CIGNA funds, assets were invested in funds with similar investment objectives as the funds in which the assets had previously been invested.

DATA PROCESSING RESOURCES CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (Continued)
--------------------------------------------------------------------------------


     Contributions - Each year, participants may elect to contribute up to 20% of pretax annual compensation, as defined in the Plan. Total participant contributions may not exceed $10,000 and $9,500 for the years ended December 31, 1998 and 1997, respectively. Funds transferred from participants' prior qualified plans (rollovers) are included in participant contributions for the years ended December 31, 1998 and 1997. The Company, at its discretion, may contribute additional amounts to each participant with at least 1,000 hours of service during the Plan year. The Company made no contributions for the years ended December 31, 1998 and 1997.

     Participant Accounts - Each participant's account is credited with the participant's contributions, an allocation of the Company's contributions, and an allocation of Plan earnings, and charged with an allocation of administrative expenses. The method of allocation is defined in the Plan document.

     Investment Options - Upon enrollment in the Plan, a participant may direct employee contributions, as follows:

      For the period from January 1, 1997 through June 30, 1997, Great-West offered investment options in the following funds, which are described based on information contained in the related prospectus, as follows:

         Guaranteed Certificate Fund - Funds are invested in guaranteed investment contracts whose underlying assets consist of bonds, mortgages, and policy loans.

         Aggressive Growth Fund - Consists of five funds: Twentieth Century Ultra Investors, AIM Constellation, Maxim Small-Cap Index, Maxim Growth Index, and Maxim Small-Cap Aggressive Growth. The funds invest primarily in equity and short-term securities.

         Bond Fund - Consists of five funds: Maxim U.S. Government Mortgage Securities, Maxim Investment Grade Corporate Bond, Maxim Corporate Bond, Putnam Global Governmental Income, and Maxim Ultra Short-Term Bond. The funds invest primarily in corporate and government debt securities.

         Growth Fund - Consists of four funds: Fidelity Advisor Growth Opportunities, Maxim Stock Index, AIM Weingarten, and Maxim Small-Cap Value. The funds invest principally in corporate equity securities.

         Growth and Income Fund - Consists of five funds: Maxim Total Return, AIM Charter, Maxim Value Index, Fidelity Advisor Equity Income, and Putnam Fund for Growth and Income. The funds invest in a wide variety of equity, short-term, and government debt securities.

         Money Market Fund - Consists of a money market fund whose assets are invested in short-term government securities, certificates of deposit, cash, and cash equivalents.

DATA PROCESSING RESOURCES CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (Continued)
--------------------------------------------------------------------------------


         Profile Series Fund - Consists of five funds: aggressive, moderately aggressive, moderate, moderately conservative, and conservative. The funds invest in a wide range of investments based on the objectives of the fund.

         International Fund - Consists of three funds: Putnam Global Growth Fund, Fidelity Advisor Overseas Fund, and Maxim Foreign Equity Fund. The funds invest primarily in foreign equity and debt securities.

      For the period from July 1, 1997 to December 31, 1998, CIGNA offered investment options in the following funds, which are described based on information contained in the related prospectus, as follows:

         CIGNA Guaranteed Income Fund - Consists of a diversified portfolio of high-quality, fixed income instruments (primarily intermediate-term bonds and commercial mortgages within Connecticut General's General Account).

         CIGNA Lifetime Funds - Consists of five funds: aggressive, moderately aggressive, moderate, moderately conservative, and conservative. The funds invest in a wide range of investments based on the objectives of the fund.

         INVESCO Industrial Income Account - Invests in the common stocks of U.S. companies, as well as convertible bonds, preferred stocks, and debt instruments which provide a relatively high yield and stable return.

         CIGNA Stock Market Index Account - Invests in the stocks in the S&P 500 Index that approximate the total return of the S&P 500 Index, with long-term growth of capital and income.

         AIM Charter Account - Invests mainly in interest-, income- or dividend-paying common stocks that have prospects for both growth of capital and dividend income.

         Janus Account - Invests primarily in common stocks of well-established, high-quality, large, domestic and foreign companies.

         Fidelity Advisor Growth Opportunities Account - Invests in the common stock and securities convertible into the common stock of companies believed to have long-term growth potential.

         PBHG Growth Account - Invests in common stocks and convertible securities of small and medium-sized growth companies that trade in the U.S. or Canada on registered exchanges or in the over-the-counter market.

DATA PROCESSING RESOURCES CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (Continued)
--------------------------------------------------------------------------------


         American Century Twentieth Century Ultra Account - Invests in the equity securities of large and medium-sized companies that offer the potential for better-than-average prospects for capital appreciation.

         AIM Constellation Account - Invests in the securities of companies that experienced above-average and consistent long-term growth in earnings and have excellent prospects for outstanding future and/or that are currently enjoying a dramatic increase in profits.

         Janus Worldwide Account - Invests primarily in common stocks of foreign and domestic issuers.

         Templeton Foreign Account - Invests in common stocks and, to a lesser extent, debt obligations of companies and governments outside the U.S.

         Charter Large Company Stock Growth - Putnam Fund - Invests primarily in equity securities selected from a universe of approximately 600 to 1,000 large company stocks with market capitalizations of at least $2,000,000,000.

         Charter Small Company Stock Growth - Fiduciary Fund - Invests primarily in the common and preferred stock of U.S. companies with market capitalizations between $30,000,000 and $3,000,000,000.

         Charter Equity Income - Warburg Pincus Fund - Invests primarily in domestic equity securities. Foreign equity securities are limited to 20% of the portfolio. In addition, the fund may invest up to 20% of the portfolio primarily in investment-grade foreign and domestic debt.

         DPRC Common Stock - Invests in the Plan sponsor's common stock.

    Vesting - Participant elective deferral contributions and Company contributions are fully vested at all times. Vested balances may be withdrawn when participants become disabled, die, retire, or terminate employment.

    Payment of Benefits - Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her account, purchase an immediate or deferred annuity from an insurance company, or keep the account in the Plan and maintain his or her account in any of the Plan's investment options.

    Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

DATA PROCESSING RESOURCES CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (Continued)
--------------------------------------------------------------------------------


    Participant Loans Receivable - Effective July 1, 1997, participants who are active employees of the Company may borrow up to the lesser of 50% of their vested account balance in the Plan or $50,000. The minimum loan is $1,000. Loans are repayable through payroll deductions over a period not to exceed five years, except for loans for the purchase or construction of a participant's principal residence, which provide for repayment over a reasonable period of time that may exceed five years. Loans bear interest at the prime rate, as established by the Wall Street Journal on the loan funding date, plus 1%. As of December 31, 1998, no participant loans were delinquent.


2.  SUMMARY OF ACCOUNTING POLICIES

    Basis of Accounting - The accompanying financial statements and supplemental schedules have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets.

    Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

    Investment Valuation and Income Recognition - The Plan's investments are stated at fair value, except for its fully benefit-responsive investment contract that is valued at contract value, which approximates fair value. Units in pooled separate accounts are valued at the quoted market prices of the underlying securities, primarily mutual funds at year-end. The Company stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis.

    Administrative Expenses - The costs of administering the Plan are paid for by the Company, with the exception of fees charged by Great-West and CIGNA, which are applied directly to participants' accounts.

DATA PROCESSING RESOURCES CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (Continued)
_______________________________________________________________________________


3.   INVESTMENTS

     Investments held at December 31, 1998 and 1997 are as follows:

                                                     1998                                      1997
                                    ----------------------------------------  --------------------------------------
                                          Cost            Fair value                Cost            Fair value
       CIGNA Guaranteed Income
         Fund                             $ 2,639,685        $ 2,639,685            $   999,373        $   999,373
       CIGNA Lifetime Funds                 1,635,727          1,823,657                933,955            952,881
       INVESCO Industrial Income
         Account                              513,237            587,309                428,357            449,779
       CIGNA Stock Market Index
         Account                            1,732,676          2,037,472                546,456            570,045
       AIM Charter Account                  1,531,584          1,849,709                662,294            674,561
       Janus Account                        1,119,990          1,378,277                390,434            402,080
       Fidelity Advisor Growth
         Opportunities Account              1,921,924          2,282,188                574,324            605,070
       PBHG Growth Account                    598,435            603,460                793,103            791,627
       American Century
         Twentieth Century
         Ultra Account                      2,710,052          3,321,747              1,442,765          1,455,856
       AIM Constellation Account            1,048,894          1,232,220              1,267,789          1,270,863
       Janus Worldwide Account              1,297,689          1,454,064                246,387            241,945
       Templeton Foreign Account              393,770            359,660                216,166            203,888
       Charter Large Company Stock
         Growth - Putnam Fund                 487,385            547,502
       Charter Small Company Stock
         Growth - Fiduciary Fund               58,790             65,361
       Charter Equity Income -
         Warburg Pincus Fund                   42,033             43,973
       DPRC Common Stock                      412,150            456,890                 78,391             84,863
       Cash transaction account                23,005             23,005              2,922,568          2,922,568
       Participant loans receivable           370,863            370,863                165,510            165,510
                                          -----------        -----------            -----------        -----------

                                          $18,537,889        $21,077,042            $11,667,872        $11,790,909
                                          ===========        ===========            ===========        ===========

DATA PROCESSING RESOURCES CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (Continued)
_______________________________________________________________________________


     The following table presents investments that represent 5% or more of the Plan's net assets at fair or contract value, as applicable:

                                                                                 December 31,
                                                                         ---------------------------
                                                                             1998            1997
       CIGNA Guaranteed Income Fund                                       $2,639,685     $  999,373
       CIGNA Lifetime Funds                                                1,823,657        952,881
       CIGNA Stock Market Index Account                                    2,037,472
       AIM Charter Account                                                 1,849,709        674,561
       Janus Account                                                       1,378,277
       Fidelity Advisor Growth Opportunities Account                       2,282,188        605,070
       PBHG Growth Account                                                                  791,627
       American Century Twentieth Century Ultra Account                    3,321,747      1,455,856
       AIM Constellation Account                                           1,232,220      1,270,863
       Janus Worldwide Account                                             1,454,064
       Cash Transaction Account                                                           2,922,568

4.   INCOME TAXES

     The Plan obtained its latest determination letter on July 23, 1998, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

DATA PROCESSING RESOURCES CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (Continued)
_______________________________________________________________________________


5.   RECONCILIATION OF FORM 5500 TO THE FINANCIAL STATEMENTS

     The information contained in the financial statements does not agree to the information contained in Form 5500, which was prepared on a cash basis. The differences are due to the recording of a receivable for participant contributions and other distributions payable in the financial statements. The following is a reconciliation of the differences as of and for the years ended December 31, 1998 and 1997:


                                                                                    1998                1997
         Net assets available for benefits per Form 5500                           $21,077,042         $11,790,909
         Contributions receivable                                                      359,944             152,791
         Excess contributions payable to participants                                     (118)            (66,963)
                                                                                   -----------         -----------

           Net assets available for benefits per the financial
             statements                                                            $21,436,868         $11,876,737
                                                                                   ===========         ===========

         Participant contributions per Form 5500                                   $ 5,937,846         $ 2,748,064
         Change in contributions receivable                                            207,153             101,071
                                                                                   -----------         -----------

         Participant contributions per the financial statements                    $ 6,144,999         $ 2,849,135
                                                                                   ===========         ===========

6.   RISKS AND UNCERTAINTIES

     The Plan provides for various investment options in any combination of stocks, bonds, fixed-income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Because of the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

7.   SUBSEQUENT EVENT

     On June 24, 1999, the Company announced that it had entered into an agreement with Compuware Corporation (Compuware) whereby Compuware will acquire the Company through a cash tender offer. The Company has not yet determined the impact this transaction will have on the Plan, but it is possible that the Plan could be terminated or merged with the Compuware plan as a result of this transaction.

DATA PROCESSING RESOURCES CORPORATION
RETIREMENT SAVINGS PLAN

LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1998
--------------------------------------------------------------------------------

(a)                    (b)                                           (c)                                (d)            (e)
              Identity of issue, borrower,                  Description of investment,
                lessor or similar party             including maturity date, rate of interest,                          Current
                                                        collateral, par, or maturity value                Cost           value
*          Connecticut General Life Insurance   CIGNA Guaranteed Income Fund                           $ 2,639,685    $ 2,639,685
*          Connecticut General Life Insurance   CIGNA Lifetime Funds                                     1,635,727      1,823,657
*          Connecticut General Life Insurance   INVESCO Industrial Income Account                          513,237        587,309
*          Connecticut General Life Insurance   CIGNA Stock Market Index Account                         1,732,676      2,037,472
*          Connecticut General Life Insurance   AIM Charter Fund                                         1,531,584      1,849,709
*          Connecticut General Life Insurance   Janus Account                                            1,119,990      1,378,277
*          Connecticut General Life Insurance   Fidelity Advisor Growth Opportunities
                                                Account                                                  1,921,924      2,282,188
*          Connecticut General Life Insurance   PBHG Growth Account                                        598,435        603,460
*          Connecticut General Life Insurance   American Century Twentieth Century Ultra
                                                Account                                                  2,710,052      3,321,747
*          Connecticut General Life Insurance   AIM Constellation Account                                1,048,894      1,232,220
*          Connecticut General Life Insurance   Janus Worldwide Account                                  1,297,689      1,454,064
*          Connecticut General Life Insurance   Templeton Foreign Account                                  393,770        359,660
*          Connecticut General Life Insurance   Charter Large Company Stock Growth - Putnam Fund           487,385        547,502
*          Connecticut General Life Insurance   Charter Small Company Stock Growth - Fiduciary Fund         58,790         65,361
*          Connecticut General Life Insurance   Charter Equity Income Warburg Pincus Fund                   42,033         43,973
*          C G Trust Company                    DPRC Common Stock                                          412,150        456,890
*          Connecticut General Life Insurance   Cash transaction account                                    23,005         23,005
                                                Participant loans receivable (interest
                                                rates ranging from 4.25% to 9.5%)                          370,863        370,863
                                                                                                       -----------    -----------

                                                                                                       $18,537,889    $21,077,042
                                                                                                       ===========    ===========

*Denotes a party-in-interest investment

DATA PROCESSING RESOURCES CORPORATION
RETIREMENT SAVINGS PLAN

LINE 27d - SCHEDULE OF REPORTABLE SERIES OF TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

                  (a)                                    (b)                          (c)         (d)          (g)


                                                                                    Purchase    Selling      Cost of
        Identity of party involved              Description of assets                price       price        assets
Connecticut General Life Insurance Company      CIGNA Guaranteed Income Fund           $3,982,109  $2,458,424   $2,458,424
Connecticut General Life Insurance Company      CIGNA Stock Market Index Account        1,893,738     771,912      707,517
Connecticut General Life Insurance Company      AIM Charter Fund                        1,447,358     609,039      578,068
Connecticut General Life Insurance Company      Janus Account                           1,054,204     357,499      324,648
Connecticut General Life Insurance Company      Fidelity Advisor Growth Opportunities
                                                Account                                 2,262,674     970,584      915,074
Connecticut General Life Insurance Company      American Century Twentieth Century
                                                Ultra Account                           2,583,475   1,472,852    1,316,188
Connecticut General Life Insurance Company      Janus Worldwide Account                 2,253,913   1,221,910    1,202,611

                  (a)                                       (b)                           (h)              (i)
                                                                                     Current value
                                                                                      of asset on
                                                                                      transaction
        Identity of party involved                 Description of assets                 date             Net gain
Connecticut General Life Insurance Company     CIGNA Guaranteed Income Fund           $2,458,424          $      -
Connecticut General Life Insurance Company     CIGNA Stock Market Index Account          771,912            64,395
Connecticut General Life Insurance Company     AIM Charter Fund                          609,039            30,971
Connecticut General Life Insurance Company     Janus Account                             357,499            32,851
Connecticut General Life Insurance Company     Fidelity Advisor Growth Opportunities
                                               Account                                   970,584            55,510
Connecticut General Life Insurance Company     American Century Twentieth Century
                                               Ultra Account                           1,472,852           156,664
Connecticut General Life Insurance Company     Janus Worldwide Account                 1,221,910            19,299

Note: The information set forth in this schedule has been limited to a listing of series of transactions with respect to the same investment fund in excess of 5% ($593,837) of the value of the Plan's net assets available for benefits ($11,876,737) as of January 1, 1998.

DATA PROCESSING RESOURCES CORPORATION
RETIREMENT SAVINGS PLAN

LINE 27f - SCHEDULE OF NONEXEMPT TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                          Description of
                                                       transaction including                                          Expenses
                         Relationship to                  maturity date,                                             incurred in
    Identity             Plan, employer                   interest rate,                                             connection
    of party               or other                    collateral, par or                Purchase  Selling  Lease       with
    involved            party-in-interest                 maturity value                   price     price  rental   transaction
Data Processing         Plan Sponsor       Amounts totaling $156,627, which were         $    -    $   -    $   -    $    -
  Resources                                withheld from participants' paychecks during
  Corporation                              December 1998 were inadvertently not
                                           invested with the trustee until dates ranging
                                           from January 16 to March 21, 1999.  This
                                           matter was identified in June 1999, and
                                           procedures will be immediately implemented
                                           to ensure timely remittance of future
                                           participant withholdings to the trustee.
                                                          Description of
                                                       transaction including
                         Relationship to                  maturity date,                                         Net gain
    Identity             Plan, employer                   interest rate,                             Current    or (loss)
    of party               or other                    collateral, par or                 Cost of     value      on each
    involved            party-in-interest                 maturity value                   asset    of asset   transaction
Data Processing         Plan Sponsor       Amounts totaling $156,627, which were          $156,627   $156,627  $     -
  Resources                                withheld from participants' paychecks during
  Corporation                              December 1998 were inadvertently not
                                           invested with the trustee until dates ranging
                                           from January 16 to March 21, 1999.  This
                                           matter was identified in June 1999, and
                                           procedures will be immediately implemented
                                           to ensure timely remittance of future
                                           participant withholdings to the trustee.